Exhibit 3



February 25, 2002

Mr. John McGill
Thistle Group Holdings, Co.
6060 Ridge Ave.
Philadelphia, PA 19128


Dear Mr. McGill:


As I am sure you realize the bank's earnings and return on equity have been substandard for the past five years, and as a result, the price of our stock has been depressed.
Please do not take this personally,
but the financial community has lost confidence in the Management and the Board of Directors.

Everyone recognizes that the consolidation in the Banking industry is continuing, and that small institutions are at a serious competitive disadvantage.
My reason for proposing a slate of Directors is for the
purpose of hiring an investment banker to seek out an
attractive merger partner who would be willing to pay a
significant premium for our stock.    There is no doubt in my
mind that Thistle has a very attractive franchise, and I am sure that there are many such opportunities for us.

Moreover, if you were to assure the shareholders of your willingness to do this, I would give serious consideration to withdrawing my proposed slate of Directors.
I know that you and your family are larger shareholders and I hope you will act in the best interest of all of the shareholders, so the Company will not have to waste time and money in a proxy contest.

I would like to call you on Wednesday morning to discuss this matter or if you are not available, please call my
Florida office with a more convenient time.


Sincerely;

/s/
Jewelcor  Management, Inc.
Seymour Holtzman
Chairman